KENNETH G. SAM (303) 629-3445 FAX (303) 629-3450 sam.kenneth@dorsey.com

January 22, 2008

VIA EDGAR and Facsimile (202-772-9220) Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Nasreen Mohammed

Re:            Rubicon Minerals Corporation
Extension Request to Respond to the Securities and Exchange Commission
Staff Comments dated December 10, 2007
(SEC File No. 001-32292)

Ladies and Gentlemen:

We are special U.S. securities law counsel to Rubicon Minerals Corporation (the “Company”).  On December 10, 2007, the Company received comments from the staff of the Securities and Exchange Commission (“SEC”) on its Form 40-F for the year ended December 31, 2006, filed with the SEC on April 2, 2007.  The comment letter required a response within 10 business days.  On December 11, 2007, we verbally informed Nasreen Mohammed that the Company planned to respond to the staff’s comments by the middle of January 2008.  Due to delays caused by the holiday season and the need for auditor review, the Company respectfully requests an extension to submit a response to the staff on or about January 31, 2008.

Please contact me with any questions or concerns at 303-629-3445.

Respectfully,

/s/ Kenneth G. Sam
Kenneth G. Sam, Esq.

Partner

KGS:hld

cc:            Bob Lewis, Rubicon Minerals Corporation